UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2009
Commission Filing Number: 001-33398

Simcere Pharmaceutical Group
(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,
Xuan Wu District, Nanjing
Jiangsu Province 210042
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      N/A

SIMCERE PHARMACEUTICAL GROUP
FORM 6-K

Page

Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group
By:	/s/ Zhigang Zhao
Name:	Zhigang Zhao
Title:	Chief Financial Officer

DATE: January 12, 2009

Exhibit 99.1
Simcere Pharmaceutical Group Announces Preliminary Full Year Revenue and Earnings
NANJING, CHINA, January 12, 2009 — Simcere Pharmaceutical Group (NYSE: SCR), a leading manufacturer and supplier of branded generic pharmaceuticals and manufacturer of the patented anti-cancer biotech product Endu (also known as Endostar) in China, today announced preliminary revenue and earnings for the full year of 2008.
Based upon preliminary data for the fourth quarter, Simcere expects the total revenue for the full year 2008 to be approximately RMB1.72 billion, within the previously stated range of RMB1.7billion to RMB1.8 billion. The company now expects the range for the net income for the full year 2008 to be approximately 10% below the previously stated range of RMB390.0 million and RMB400.0 million.
The company noted that based on the available information, the lower than expected earnings were primarily due to: (1) the demand for drugs not covered by China’s national, and some provincial, medical insurance declined in the fourth quarter as macro economic conditions impacted the ability of self-pay patients to afford such treatments. (2) the company’s interest income and foreign exchange gain declined materially as compared to previous quarters.
The company noted that its normal year end financial reporting closing process is still underway and management will provide more information to investors during its regular quarterly conference call in March 2009.
About Simcere Pharmaceutical Group
Simcere Pharmaceutical Group (NYSE:SCR, Simcere) is a leading manufacturer and supplier of branded generic pharmaceuticals and manufacturer of the patented anti-cancer biotech product Endu in the rapidly growing China market. In recent years, Simcere has focused its strategy on the development of first-to-market generic and innovative pharmaceuticals, and has introduced a first-to-market generic stroke management medication under the brand name Bicun and an innovative anti-cancer medication under the brand name Endu. Simcere currently manufactures and sells more than 50 pharmaceutical products including antibiotics, anti-cancer medication and stroke management medication and is the exclusive distributor of three additional pharmaceuticals that are marketed under its brand names. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, osteoporosis and infectious diseases and currently has more than 12 pipeline products. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contact: Email: ir@simcere.com

In Nanjing: Frank Zhao Chief Financial Officer Simcere Pharmaceutical Group Tel: 86-25-8556-6666 ext 8818	In the United States: Michael Guerin Brunswick Group LLC Tel: 1-212-333-3810

In Beijing: Kejia Wu Brunswick Group Tel: 86-10-6566-2256	In Hong Kong: Joseph Lo Chi-Lun Brunswick Group Tel: 852-3512-5000

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